

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 2, 2010

Mr. Brian Fiddler
Hard Creek Nickel Corporation
1060-1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7, Canada

> **Re:** **Hard Creek Nickel Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 23, 2009**
> **Response Letter Dated January 12, 2010**
> **File No. 0-52326**

Dear Mr. Fiddler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   Please submit your letter of correspondence to us dated January 12, 2010 as well as all future correspondence with us on EDGAR.

2.   Please insert an explanatory paragraph at the forepart of your amended document explaining the reasons you are filing the amendment and referring readers to the specific locations within the document where further details are presented.

3.   The officer certifications will need to be updated when filing your amendments to comply with Rule 12b-15 of Regulation 12B.

Operating and Financial Review and Prospects, page 28

4.   We note that you have not fully complied with prior comment 2, in which we asked you to provide the disclosures that are required under this heading according to the guidance in Instruction 2 to Item 5 of Form 20-F. Although you have proposed some clarifying language, the amounts referenced throughout the text appear to be based on U.S. GAAP rather than Canadian GAAP, which is used in presenting your primary financial statements.

For example, your discussion of changes in results of operations includes net loss and exploration expense amounts determined in accordance with U.S. GAAP, and your discussion of critical accounting polices and estimates makes reference to SFAS 123R and SFAS 133. We reissue prior comment 2.

In addition, please further revise your disclosure in the first paragraph under this heading, referring to the primary difference between U.S. and Canadian GAAP, to clarify that the costs of acquiring mineral properties and mineral rights are capitalized under U.S. GAAP, although then subject to impairment testing, while exploration costs are always expensed as incurred.

The Offer and Listing, page 43

5.   We note that although you have proposed some revisions in response to prior comment 1, replacing various references to registration statement with references to annual report, more extensive revisions are required under this heading. The disclosures stating that your 60,370,592 issued and outstanding common shares may be made available to the market through this annual report, and stating that you intend to issue additional common shares and these also may be made available to the market through this annual report, are not appropriate. According to the Instruction to Item 9 of Form 20-F, only the information called for by Items 9.A.4 and 9.C, pertaining to the price history of your stock and the markets in which your shares trade, are to be presented under this heading when using Form 20-F as an annual report. Please revise your disclosure accordingly.

Financial Statements

Statements of Cash Flows

6.   We note you have revised your Statement of Cash Flows for the fiscal year ended December 31, 2008 in response to prior comment 5. Please label the related columns on this Statement as 'Restated,' and provide the disclosure required by paragraph 26 of SFAS 154 in Note 11, as applicable. There may be comparable guidance in Canadian GAAP under CICA Handbook §1506.49. Please direct your auditors to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion.

Note 11- Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices

7.   We have read your response to prior comment 7, regarding your disclosure on page 9 explaining that the probability of any of your properties or prospects ever having commercially exploitable mineral reserve is extremely remote, and that in all probability your mineral resource properties do not contain any reserves and that any funds you spend on exploration will probably be lost. We understand from your reply that contrary to this disclosure you believe you are able to support the recoverability of your mineral assets under Canadian GAAP.

        If this is the case, we expect you would need to revise your risk factor disclosure to be consistent with the determinations you have made about recoverability and your accounting for the costs of your mineral assets. We would also expect disclosure under Note 11 explaining why you believe the acquisition costs of your mineral properties are impaired under U.S. GAAP, but not for Canadian GAAP, based on the guidance in SFAS 144 and EITF 04-3.

        This guidance requires an assessment that is more extensive than determining you have not established proven or probable reserves; you should consider all of the information that you have about mineralization on the properties.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief